# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Klaviyo, Inc. (the "Issuer"), CIK 0001835830
CUSIP: 49845K101
Title of class of securities: Series A common stock, par value $0.001 per share (the "Series A Common Stock")
Address of issuer's principal executive offices: 125 Summer Street, 6th Floor, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001991099

## Reporting persons
- Bialecki Andrew: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 83,050,885; shared voting power 0; sole dispositive power 83,050,885; shared dispositive power 0; aggregate amount beneficially owned 83,050,885 (37.7% of the class)

## Item 1. Issuer
Name of issuer: Klaviyo, Inc. (the "Issuer")
Address of issuer's principal executive offices: 125 Summer Street, 6th Floor, Boston, MA, 02110

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Andrew Bialecki (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Klaviyo, Inc., 125 Summer Street, 6th Floor, Boston, MA 02110.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Series A Common Stock of the Issuer as of September 30, 2025, based on (i) 137,345,197 shares of Series A Common Stock outstanding as of September 30, 2025, as reported by the Issuer to the Reporting Person, plus (ii) an aggregate of 83,050,885 shares of Series A Common Stock issuable upon conversion of shares of the Issuer's Series B common stock, par value $0.001 per share (the "Series B Common Stock"), beneficially owned by the Reporting Person, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i) only for purposes of computing the percentage ownership of the Reporting Person.

The Reporting Person may be deemed to be the beneficial owner of 83,050,885 shares of Series A Common Stock, which includes: (i) 74,456,245 shares of Series A Common Stock underlying shares of Series B Common Stock held directly by the Reporting Person, (ii) 43,218 shares of Series A Common Stock underlying shares of Series B Common Stock held by the Reporting Person's spouse, (iii) 7,517,410 shares of Series A Common Stock underlying shares of Series B Common Stock held by the Andrew P. Bialecki Grantor Retained Annuity Trust I of 2023, of which the Reporting Person serves as trustee, (iv) 517,006 shares of Series A Common Stock underlying shares of Series B Common Stock held by the Andrew P. Bialecki Irrevocable GST Trust of 2023, of which the Reporting Person's spouse serves as a trustee, and (v) 517,006 shares of Series A Common Stock underlying shares of Series B Common Stock held by the Elizabeth L. Bialecki Irrevocable GST Trust of 2023, of which the Reporting Person serves as a trustee.
Percent of class: 37.7%
Sole power to vote or to direct the vote: 83,050,885
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 83,050,885
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bialecki Andrew: /s/ Andrew Bialecki, Andrew Bialecki (11/05/2025)